UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K/A

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from <> to <>

Commission file number: 0-20167

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mackinac Financial Corporation 401(k) Plan

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mackinac Financial Corporation

130 South Cedar Street

Manistique, MI  49854

Explanatory Note

Mackinac Financial Corporation is filing this Form 11-K/A as an amendment to its Form 11-K filed on June 27, 2018 to correct a date reference in the consent of Plante & Moran, PLLC with respect to incorporation by reference of its report appearing in the annual report on Form 11-K of Mackinac Financial Corporation 401(k) Plan for the year ended December 31, 2017 into the Company’s Registration Statement on Form S-3 (No. 333-150313).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 29, 2018	By:	/s/ Jesse A. Deering
	Name:	Jesse A. Deering
	Title:	Executive Vice President, Chief Financial Officer
Mackinac Financial Corporation

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm